Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Successor					Predecessor
	December 31, 2015		December 31, 2014	December 17, 2013 through December 31, 2013		January 1, 2013 through December 16, 2013	December 31, 2012	December 31, 2011
Earnings:
Income (loss) from continuing operations before income taxes	$(1,015,245)		$22,665	$(19,973)		$158,727	$259,660	$(370,291)
Fixed charges	87,871		93,774	4,004		102,272	101,051	101,924
Amortization of capitalized interest	106		209	—		2,902	2,116	1,813
Capitalized interest	(2,053)		(5,826)	(41)		(6,145)	(17,915)	(29,117)
Total earnings available for fixed charges	$(929,321)		$110,822	$(16,010)		$257,756	$344,912	$(295,671)
Fixed charges:
Interest expense	$85,818		$87,948	$3,963		$96,127	$83,136	$72,807
Capitalized interest	2,053		5,826	41		6,145	17,915	29,117
Total fixed charges	$87,871		$93,774	$4,004		$102,272	$101,051	$101,924

Ratio of earnings to fixed charges	—	(1)	1.2	—	(1)	2.5	3.4	—	(1)

(1)
Earnings for the year ended December 31, 2015, were insufficient to cover fixed charges by approximately $1.0 billion, primarily due to noncash impairment charges of approximately $854 million associated with oil and natural gas properties primarily related to a decline in commodity prices, changes in expected capital development and a decline in the Company’s estimates of proved reserves. Earnings for the period from December 17, 2013 through December 31, 2013, were insufficient to cover fixed charges by approximately $20 million, primarily due to approximately $16 million in costs associated with the LINN Energy transaction. Earnings for the year ended December 31, 2011, were insufficient to cover fixed charges by approximately $398 million, primarily due to pre-tax, noncash impairment charges of approximately $625 million associated with natural gas properties in east Texas related to a decline in natural gas prices.